UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

HI-TECH PHARMACAL CO., INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

42840B101
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

9 Rule 13d-1(b)
9 Rule 13d-1(c)
: Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42840B101	13G

1.	Name of Reporting Persons: David Seltzer I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) Not applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,852,180
	6.	Shared Voting Power 349,944 (1)
	7.	Sole Dispositive Power 1,852,180
	8.	Shared Dispositive Power 349,944 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,202,124
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.4%
12.	Type of Reporting Person (See Instructions) IN

(1) Amount includes 138,292 shares held in trust for the benefit of two of Mr. David Seltzer’s children, which Mr. David Seltzer has shared power to vote and dispose together with Mr. Reuben Seltzer. These shares are also reported on Mr. Reuben Seltzer’s Schedule 13G. Mr. David Seltzer disclaims beneficial ownership of such shares.

Page 2 of 7 Pages

CUSIP NO. 42840B101	13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 10)

Under the Securities Exchange Act of 1934

HI-TECH PHARMACAL CO., INC.
(Name of Issuer)

Item 1(a)

Name of Issuer: Hi-Tech Pharmacal Co., Inc.

Item 1(b)

Address of Issuer=s Principal Executive Offices: 369 Bayview Avenue, Amityville, New York 11701

Item 2(a)

Name of Person Filing: David Seltzer

Item 2(b)

Address of Principal Business Office or, if none, Residence: 369 Bayview Avenue, Amityville, New York 11701

Item 2(c)

Citizenship: United States

Item 2(d)

Title of Class of Securities: Common Stock

Item 2(e)

CUSIP Number: 42840B101

Page 3 of 7 Pages

CUSIP NO. 42840B101	13G

Item 3

If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

(a)  ☐ Broker or dealer registered under section 15 of the Act
         (15 U.S.C. 78o).

(b)  ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  ☐ Insurance Company as defined in section 3(a)(19) of the Act
     (15 U.S.C. 78c).

(d)  ☐ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  ☐ An investment adviser in accordance with §240.13d-1(b)(1) (ii)(E).

(f)   ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)  ☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).

(h)  ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-    3).

(j)  ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4

Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount Beneficially Owned:
      2,202,124

Page 4 of 7 Pages

CUSIP NO. 42840B101	13G

(b) Percent of Class:
  18.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	1,852,180
(ii) Shared power to vote or to direct the vote	349,944	(1)
(iii) Sole power to dispose or to direct the disposition of	1,852,180
(iv) Shared power to dispose or to direct the disposition of	349,944	(1)

(1) Amount includes 138,292 shares held in trust for the benefit of two of Mr. David Seltzer’s children, which Mr. David Seltzer has shared power to vote and dispose together with Mr. Reuben Seltzer. These shares are also reported on Mr. Reuben Seltzer’s Schedule 13G. Mr. David Seltzer disclaims beneficial ownership of such shares.

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6

Ownership of More than Five Percent on Behalf of Another Person

Not applicable

 Page 5 of 7 Pages

CUSIP NO. 42840B101	13G

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8

Identification and Classification of Members of the Group

Not applicable

Item 9

Notice of Dissolution of Group

Not applicable

Item 10

Certifications

Not applicable

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

/s/ David Seltzer
David Seltzer

Page 7 of 7 Pages